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THE DATE AND TIME OF THE ANNUAL MEETING HAVE CHANGED.
PLEASE NOTE THE NEW DATE AND TIME BELOW.

TAKE-TWO INTERACTIVE SOFTWARE, INC.
622 Broadway
New York, New York 10012

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD THURSDAY, APRIL 17, 2008

To the Stockholders of TAKE-TWO INTERACTIVE SOFTWARE, INC.:

        NOTICE IS HEREBY GIVEN that the date and time of the Annual Meeting ("Annual Meeting") of stockholders of Take-Two Interactive Software, Inc. (the "Company") have been changed to, and will be held on, Thursday, April 17, 2008, at 6:30 p.m. (New York City time) at the W Hotel Union Square, 201 Park Avenue South, Studio 1, New York, New York.

        The following matters will be considered at the Annual Meeting:

  1.
  the election of eight directors;

  2.
  a proposal to amend the Company's Incentive Stock Plan to increase the number of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), reserved for issuance thereunder by 2,000,000 shares and to permit the issuance of awards thereunder to consultants, including 1,500,000 shares of restricted stock to ZelnickMedia Corporation;

  3.
  the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 31, 2008; and

  4.
  the transaction of any other business that may properly come before the Annual Meeting or any adjournments thereof.

        Only stockholders of record at the close of business on February 19, 2008 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. In addition to stockholders of record on the Record Date, the Company will accept nominations of persons for election to the Board and proposals of any business to be considered at the Annual Meeting from any person who was a stockholder of record or beneficial owner of shares of Common Stock at any time between the Record Date and April 15, 2008 if such person is a stockholder of record or beneficial owner of shares of Common Stock when such person submits such nominations or proposals of business. If a stockholder of the Company provides notice that it requires additional time to nominate persons for election to the Board or to propose business to be considered at the Annual Meeting, the Board will consider in good faith a request to adjourn the Annual Meeting for a reasonable period of time, not to exceed 30 days.

        The Company's proxy statement, dated February 28, 2008, has previously been distributed to stockholders who held Common Stock on the Record Date. Attached hereto is a proxy statement supplement. The proxy statement and the proxy statement supplement contain important information about the Annual Meeting and related matters and stockholders are urged to read these documents carefully.

                      By Order of the Board of Directors,

                      Daniel P. Emerson
                       Corporate Secretary

March 26, 2008

TAKE-TWO INTERACTIVE SOFTWARE, INC.
622 Broadway
New York, New York 10012

Supplement, dated March 26, 2008, to Proxy Statement, dated February 28, 2008

ANNUAL MEETING OF STOCKHOLDERS
To Be Held On April 17, 2008

        On or about March 10, 2008, Take-Two Interactive Software, Inc. ("Take-Two" or the "Company") mailed to you a proxy statement, dated February 28, 2008, relating to an Annual Meeting of the stockholders of Take-Two, previously scheduled to be held on April 10, 2008 (the "Annual Meeting"), to: (1) elect eight directors; (2) consider and vote upon a proposal to amend the Take-Two Interactive Software, Inc. Incentive Stock Plan to increase the number of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") reserved for issuance thereunder by 2,000,000 shares and to permit the issuance of awards thereunder to consultants, including 1,500,000 shares of restricted stock to ZelnickMedia Corporation ("ZelnickMedia"); (3) ratify the appointment of Ernst & Young LLP as Take-Two's independent registered public accounting firm for the fiscal year ending October 31, 2008; and (4) transact any other business that may properly come before the meeting or any adjournment thereof. THE DATE AND TIME OF THE ANNUAL MEETING HAVE BEEN CHANGED FROM APRIL 10, 2008 AT 2:00 P.M. TO APRIL 17, 2008 AT 6:30 P.M. (NEW YORK CITY TIME). There is no change in the place of the Annual Meeting (the W Hotel Union Square, 201 Park Avenue South, Studio 1, New York, New York), and the proposals to be considered at the Annual Meeting contained in the proxy statement are unchanged by this supplement.

        As previously reported in Take-Two's Quarterly Report on Form 10-Q for the quarter ended January 31, 2008, on March 7, 2008, Patrick Solomon, a stockholder of Take-Two, filed a purported class action complaint in the Delaware Court of Chancery against Take-Two and certain of its officers and directors (the "Stockholder Complaint"). The plaintiff contends that the defendants breached their fiduciary duties by, among other things, allegedly refusing to explore offers by Electronic Arts Inc. to acquire all of Take-Two's shares, enacting a By-law amendment allegedly designed to entrench the current Board by preventing stockholders from nominating and electing alternative directors, agreeing to an amendment to a management agreement with ZelnickMedia, and issuing a proxy statement for the Annual Meeting that allegedly contains misleading and incomplete information. The complaint seeks preliminary and permanent injunctive relief, rescissory and other equitable relief and damages. Take-Two believes that the claims lack merit, and intends to vigorously defend against them. Take-Two has been advised that the individual defendants also believe that the claims lack merit and that such individual defendants will also vigorously defend such actions. However, Take-Two cannot predict the outcome of these matters and, if determined adversely to it, such matters, either singly or in the aggregate, could result in the imposition of significant judgments, fines and/or penalties, which could have a material adverse effect on Take-Two's financial condition, cash flows and results of operations.

        At a hearing on March 18, 2008, the court scheduled for an expedited hearing the questions of the accuracy of the proxy statement and the validity of the "advance notice" By-law amendment that the Company had adopted on February 14, 2008 requiring stockholders to give notice of proposals or nominations before a stockholders meeting. The expedited hearing on the validity of the By-law amendment is currently scheduled to be held on April 11, 2008. If the court finds the By-law amendment to be valid, then the Annual Meeting will take place as currently scheduled on April 17, 2008. If the court finds the By-law amendment to be invalid, then it will determine what remedy to grant, which may include requiring the Company to postpone the Annual Meeting to a later date.

        Neither Take-Two nor any of its directors and officers believes that the proxy statement was misleading or incomplete in any material respect. Nevertheless, to avoid any argument that the proxy statement was misleading or incomplete and due to the uncertainties associated with the outcome of the Stockholder Complaint, the Company has decided to take certain actions to moot any of plaintiff's claims alleging that the proxy statement was misleading or incomplete, including providing you with this supplement and adopting the amendment to the By-laws of the Company described below relating to the extended nomination and proposal period.

        This supplement is being mailed to Take-Two stockholders who are entitled to vote at the Annual Meeting to be held on April 17, 2008, as well as beneficial holders of shares of Common Stock as of the record date. All holders of record of Common Stock at the close of business on the record date, February 19, 2008, are entitled to vote at the Annual Meeting and any adjournment or postponement thereof. The record date to determine stockholders entitled to notice of and to vote at the Annual Meeting has not been changed by this supplement and remains February 19, 2008.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS SUPPLEMENT OR DETERMINED IF THE INFORMATION CONTAINED IN THIS SUPPLEMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The information contained in this supplement should be read in conjunction with the proxy statement, Take-Two's Annual Report on Form 10-K for the fiscal year ended October 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended January 31, 2008, including the information set forth under the heading "Risk Factors" in each of the Annual Report and the Quarterly Report. Except as described in this supplement, the information provided in the proxy statement continues to apply. To the extent that information in this supplement differs from, updates or conflicts with information contained in the proxy statement, the information contained in this supplement is deemed to supersede the information contained in the proxy statement. The preparation, filing with the Securities and Exchange Commission and distribution to stockholders of this supplement, including the information contained herein, is not, and shall not be deemed to be, an admission by Take-Two or any of its directors or officers that the information contained in the proxy statement was incomplete or misleading, or that the proxy statement otherwise contained a misrepresentation or omission of a material fact.

        YOUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE NOMINATED DIRECTORS, "FOR" THE APPROVAL OF THE AMENDMENT TO THE INCENTIVE STOCK PLAN AND "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP.

        IN LIGHT OF THE SUPPLEMENTAL INFORMATION CONTAINED HEREIN, STOCKHOLDERS OF TAKE-TWO ARE BEING GIVEN THE OPPORTUNITY TO CHANGE THEIR VOTE IF THEY SO DESIRE. A NEW FORM OF PROXY CARD IS ENCLOSED HEREWITH. IF YOU HAVE ALREADY VOTED AND YOU NOW WISH TO CHANGE YOUR VOTE IN VIEW OF THE SUPPLEMENTAL INFORMATION CONTAINED HEREIN, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY. If you are a registered holder, you may also change your vote by voting in person at the Annual Meeting, delivering a written notice of revocation dated after the date of your initial proxy to Take-Two's Corporate Secretary, or delivering another proxy dated after the previous proxy. If you are a registered holder, you may also change your vote by telephone or via the Internet as indicated on the proxy card. If your shares are held in "street name" by your bank, brokerage firm or other nominee, and if you have already provided instructions to your nominee but wish to change those instructions, you should provide new instructions following the procedures provided by your nominee. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you specifically so request.

        IF YOU DO NOT WISH TO CHANGE YOUR VOTE, YOU SHOULD DO NOTHING. Proxy cards that are returned unmarked as to how they should be voted will be voted in the manner recommended by the Board of Take-Two.

        Any written revocation of a proxy should be addressed to Take-Two Interactive Software, Inc., Attention: Corporate Secretary, 622 Broadway, New York, New York 10012. All other communications in connection with the proxy statement and any requests for additional copies of this supplement or the proxy statement or the proxy card should be addressed to Take-Two Interactive Software, Inc., Attention: Investor Relations, 622 Broadway, New York, New York 10012.

        We urge you to read this supplement carefully and in its entirety, together with the proxy statement.

        This supplement is dated March 26, 2008 and is first being mailed, along with the attached proxy card, to Take-Two stockholders on or about March 28, 2008.

        References to sections and subsections herein are references to the corresponding sections and subsections in the proxy statement and references to page numbers herein are references to page numbers in the proxy statement. Unless capitalized terms used in this supplement are otherwise defined herein, they will have the meanings given to them in the proxy statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF
PROXY MATERIALS FOR THE
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 17, 2008

        This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

        The proxy statement and the proxy statement supplement are available at www.proxyvote.com and can be accessed by entering the control number appearing on the proxy card.

        THE DATE AND TIME OF THE ANNUAL MEETING HAVE BEEN CHANGED FROM APRIL 10, 2008 AT 2:00 P.M. TO APRIL 17, 2008 AT 6:30 P.M. (NEW YORK CITY TIME). The Annual Meeting will be held at the W Hotel Union Square, 201 Park Avenue South, Studio 1, New York, New York.

        The following matters will be considered at the Annual Meeting:

  •
  the election of eight directors;

  •
  a proposal to amend the Take-Two Interactive Software, Inc. Incentive Stock Plan to increase the number of shares of Common Stock reserved for issuance thereunder by 2,000,000 shares and to permit the issuance of awards thereunder to consultants, including 1,500,000 shares of restricted stock to ZelnickMedia;

  •
  the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 31, 2008; and

  •
  the transaction of any other business that may properly come before the Annual Meeting or any adjournment thereof.

        Your Board recommends that you vote "FOR" the election of the nominated directors, "FOR" the approval of the amendment to the Incentive Stock Plan and "FOR" the ratification of the appointment of Ernst & Young LLP.

        Stockholders may attend the meeting and vote in person. Stockholders may also vote by telephone or via the Internet as indicated on the proxy card.

Q&A—How does the Board recommend that stockholders vote on these matters? (page 1)

        The Board's formal meetings concerning the amendment to the Incentive Stock Plan and the related amendment to the management agreement with ZelnickMedia began in mid-December 2007 following earlier informal discussions among the independent members of the Board and were not initiated as a result of conversations with Electronic Arts Inc. ("EA") or any other potential acquirer.

Q&A—Who is entitled to vote? (page 2)

        Stockholders as of the close of business on February 19, 2008 (the "Record Date") are entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of Common Stock held on each matter submitted to a vote at the Annual Meeting. The Board set the Record Date of February 19, 2008 with a view to holding the Annual Meeting in late March or early April of 2008, depending on the availability of the members of the Board to attend the Annual Meeting. The broker search card process was initiated on February 4, 2008 and the Record Date was formally approved by the Board on February 14, 2008.

        In response to the Stockholder Complaint, on March 24, 2008, the Board amended the By-laws of the Company to provide for a new extended period of time for stockholders to be able to nominate persons for election to the Board or to propose any business to be considered at the Annual Meeting. The period of time begins with the public announcement of the amendment to the By-laws and ends at 5:00 p.m. (New York City time) on April 15, 2008. In order to accommodate the extended nomination and proposal period, the date of the Annual Meeting has been changed from April 10, 2008 to April 17, 2008. Further, in addition to stockholders of record on the Record Date, the Company will accept nominations and proposals from any person who was a stockholder of record or beneficial owner of shares of Common Stock at any time between the Record Date and April 15, 2008. Finally, if a stockholder of the Company provides notice that it requires additional time to nominate persons for election to the Board or to propose business to be considered at the Annual Meeting, the Board will consider in good faith a request to adjourn the Annual Meeting for a reasonable period of time, not to exceed 30 days.

Q&A—What vote is needed to approve the adoption of the matters to be presented at the Annual Meeting? (page 3)

        In an uncontested election for directors, the eight persons receiving the highest number of "for" votes at the Annual Meeting will be elected. However, the Company's Corporate Governance Guidelines provide that any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote") promptly shall tender his or her resignation to the Board for consideration following certification of the stockholder vote. See below under the heading "Election of Directors (Proposal 1)—Policy on Majority Voting for Directors." A "for" vote by a majority of those shares present and entitled to vote is required to approve the amendment to the Incentive Stock Plan and to ratify the appointment of Ernst & Young LLP. For purposes of determining approval of a matter presented at the Annual Meeting, abstentions will be deemed present and entitled to vote and will, therefore, have the same legal effect as a vote "against" a matter presented at the Annual Meeting. Broker non-votes will not be counted as votes cast either for or against the proposals.

Q&A—Who pays for this proxy solicitation? (page 3)

        The Company will bear the entire cost of soliciting proxies, including the costs of preparing, assembling, printing and mailing this supplement, the proxy statement, the proxy card, any additional soliciting material furnished to stockholders, and any amendments or supplements to these documents. The Company has retained MacKenzie Partners, Inc. and Innisfree M&A Incorporated, proxy solicitation firms, to solicit proxies for a fee of $15,000 each, plus reimbursement of their respective out-of-pocket expenses. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send this supplement, the proxy statement, proxies and proxy materials as well as any amendments or supplements to these documents to the beneficial owners of stock, and these entities may be reimbursed by the Company for their expenses. Proxies also may be solicited by directors, officers or employees of the Company in person or by telephone, electronic mail or other means. No additional compensation will be paid to such individuals for these services.

ELECTION OF DIRECTORS (Proposal 1)—Policy on Majority Voting for Directors (page 4)

        There are eight positions on the Board to be filled at the Annual Meeting. Under the By-laws of the Company, the eight persons receiving the highest number of "for" votes will be elected to the Board. However, as part of our continuing efforts to enhance corporate governance procedures, our Board amended our Corporate Governance Guidelines in December 2007 to provide for the additional requirement of majority voting in an uncontested election of directors, such that any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election promptly shall tender his or her resignation to the Corporate Governance Committee following certification of the stockholder vote. Our Corporate Governance Guidelines may be found on our website at www.take2games.com by clicking "Corporate," then "Corporate Overview" and then "Governance Policies." This policy is called "Policy on Majority Voting" in the Company's Corporate Governance Guidelines.

        The Corporate Governance Committee promptly will consider the resignation offer and recommend to the Board the action to be taken with respect to such offered resignation. The Board will act on the Corporate Governance Committee's recommendation within 90 days following the date of the Annual Meeting. Thereafter, the Board promptly will disclose its decision whether to accept the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable) in a Current Report on Form 8-K filed with the Securities and Exchange Commission. The Board may decide to reject a resignation offer. Any director who receives a greater number of votes "withheld" from his or her election than votes "for" such election and who tenders a resignation pursuant to this provision shall recuse himself and shall not participate in the Corporate Governance Committee recommendation or action of the Board regarding whether to accept the resignation offer.

        If a majority of the members of the Corporate Governance Committee receive a greater number of votes "withheld" for their election than votes "for" their election at the same election, then the remaining directors who are on the Board and who did not receive a greater number of votes "withheld" for their election than votes "for" their election would consider the matter directly or may appoint a committee of the Board among themselves solely for the purpose of considering the tendered resignations that would make recommendations to the Board whether to accept or reject resignations.

ELECTION OF DIRECTORS (Proposal 1)—Corporate Governance Committee (page 8)

        As previously disclosed in the Company's Current Report on Form 8-K filed on February 15, 2008, the Board amended the By-laws of the Company on February 14, 2008 to add an "advance notice" provision to the By-laws that would require stockholders to give prior written notice in connection with any proposal to be brought for the vote of stockholders at an annual or special meeting. For the Annual Meeting, the "advance notice" provision required that notice of stockholder nominations and proposals be delivered within ten days from the date that the amendment to the Company's By-laws was publicly disclosed. Accordingly, director nominations for the Annual Meeting were to have been received on or prior to February 25, 2008, which date has passed without any notice of nominations or proposals having been delivered to the Company. The validity and enforceability of the amendment to the By-laws adopted on February 14, 2008 is being challenged in the action commenced by the Stockholder Complaint. Pursuant to the By-laws, stockholders representing a majority of the outstanding shares of Common Stock may act by written consent to replace directors prior to, during or after the Annual Meeting. As noted above, pursuant to the amended By-laws, the Company is accepting nominations of persons for election to the Board and proposals for other business to be considered at the Annual Meeting until 5:00 p.m. (New York City time) on April 15, 2008.

        A stockholder wishing to nominate a candidate in accordance with the By-laws for election to the Board at the Company's annual meeting of stockholders to be held in 2009 is required to give written notice of an intention to make such a nomination not earlier than December 18, 2008 and not later than January 19, 2009. Such notice should be addressed to Take-Two Interactive Software, Inc., 622 Broadway, New York, New York 10012, Attention: Investor Relations.

EXECUTIVE COMPENSATION—Employment, Management and Separation Agreements—ZelnickMedia Corporation—Management Agreement (page 27)

Discussion and Analysis of ZelnickMedia's Compensation

        Pursuant to the original Management Agreement, Strauss Zelnick had agreed to serve as the non-executive chairman of the Company, interact with the full Board and have authority to hire and/or terminate the employment of, from time to time, the Chief Executive Officer and the Chief Financial Officer of the Company, subject to the final approval of the Compensation Committee of the Board. At the initial meeting of the Board following the Company's 2007 annual meeting of stockholders, the Board appointed Ben Feder as the Chief Executive Officer of the Company, and it was the intention of the Board and ZelnickMedia that Mr. Feder would serve in such capacity on an interim basis only while ZelnickMedia would assist the Company in identifying and recruiting a qualified individual to act as Chief Executive Officer of the Company on a full-time and permanent basis. The Board and ZelnickMedia had initially contemplated that Mr. Feder would devote only a modest portion of his business time serving as the interim Chief Executive Officer of the Company. However, while Mr. Feder continued to act as a member of the Board of Directors of Columbia Music Entertainment and to perform certain other services in his capacity as a partner of ZelnickMedia, since his election as Chief Executive Officer and director in March 2007, Mr. Feder has devoted substantially all of his business time to the Company. ZelnickMedia also provided the services of other executives, including Mr. Zelnick and Karl Slatoff. The scope of the services provided by Messrs. Zelnick, Feder and Slatoff was substantially in excess of the level of services which the Board and ZelnickMedia initially contemplated would be provided by ZelnickMedia and were greatly valued by the Company. Accordingly, the Company, acting through the Compensation Committee and the independent members of the Board, and ZelnickMedia, agreed to amend the Management Agreement to reflect the services actually being provided by ZelnickMedia and to revise the compensation payable to ZelnickMedia appropriately.

        As previously disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2008, the Company entered into an amendment to the Management Agreement, as amended, with ZelnickMedia on February 14, 2008 (the "Second Amendment"), a summary of which was also provided in the proxy statement. ZelnickMedia proposed a new compensation package to the Compensation Committee and the independent members of the Board. The Compensation Committee recommended, and the independent members of the Board approved, a compensation package that contained fewer shares of restricted stock than ZelnickMedia's proposal and suggested (and ZelnickMedia agreed) that the Management Agreement be extended for an additional year to give the Company added stability. In making its determination with respect to the appropriate level of compensation payable to ZelnickMedia under the Second Amendment, on December 20, 2007 the Compensation Committee retained the services of Watson Wyatt Worldwide ("Watson Wyatt"), a global consulting firm focused on human capital and financial management consulting services, to review ZelnickMedia's compensation package relative to market reference points as well as governance and plan design considerations, including change in control provisions. Prior to this engagement, Watson Wyatt had never provided consulting services or other services to the Company or to ZelnickMedia. In connection with its review, Watson Wyatt utilized three sources as comparators. The primary source was a peer group of comparably sized companies in the entertainment and video game sectors. This information was supplemented by an analysis of data from (i) a broader group of companies using Institutional Stockholder Services ("ISS") reports relating to share usage as a percentage of total shares outstanding and (ii) a small sample of turnaround companies.

        In performing its competitive market analysis, Watson Wyatt performed a peer group analysis of total compensation paid by the following 12 companies to their five highest paid executives (the "Regular Peer Group"):

• Marvel Entertainment Inc.	• THQ Inc.
• Dreamworks Animation Inc.	• Activision Inc.
• Leapfrog Enterprises Inc.	• EW Scripps
• Sinclair Broadcast Group Inc.	• Electronic Arts Inc.
• EMI Music Group	• Hasbro Inc.
• Lions Gate Entertainment	• Warner Music Group Corp

        For the purpose of this comparison, the ZelnickMedia team (consisting of Mr. Zelnick as Executive Chairman, Mr. Feder as Chief Executive Officer and Mr. Slatoff as Executive Vice President), together with Lainie Goldstein, the Company's Chief Financial Officer, Seth Krauss, the Company's Executive Vice President and General Counsel and Gary Dale, the Company's Executive Vice President were considered to be equivalent to the top five executives for each Regular Peer Group.

        Watson Wyatt also evaluated data on annual equity burn-rates and run-rates both for the Company's industry classification as well as the broader group of S&P Super 1500 companies, using ISS reports. Watson Wyatt also looked at a small sample of turnaround companies that it was able to identify that had hired new executives with the goal of achieving a turnaround. Since the turnaround companies were of different size, and generally larger than the Company, the comparisons to this group were based on executive grants as a percentage of shares outstanding rather than dollars of compensation. The following five companies were included in Watson Wyatt's analysis of turnaround companies (the "Turnaround Sample"):

• Schering-Plough	• Tyco International
• Magellan Health Services	• Motorola
• Muzak Holdings

        After reviewing Watson Wyatt's competitive market analysis, the Compensation Committee approved an increase in the annual management fee to $2,500,000 (from $750,000) and an increase in the maximum annual bonus to $2,500,000 (from $750,000) under the Second Amendment, to be effective April 1, 2008, because such increases were competitive with market data. The total cash compensation for the entire management team (i.e., ZelnickMedia, the Chief Financial Officer and the Executive Vice President and General Counsel), including the cash compensation payable pursuant to the Management Agreement as amended by the Second Amendment, was just below the 75th percentile of the Regular Peer Group.

        In connection with approving the Second Amendment, the Compensation Committee provided for additional grants of restricted stock to ZelnickMedia, subject to stockholder approval of Proposal 2 at the Annual Meeting. While the initial proposed compensation package contemplated only time-based restricted stock, in order to better align ZelnickMedia's interests with stockholder interests, the Compensation Committee decided instead to grant ZelnickMedia 40% time-based restricted stock and 60% performance-based restricted stock. In determining the appropriate target to benchmark performance with respect to the performance-based restricted stock, the Compensation Committee considered different metrics for measuring performance and engaged Watson Wyatt to perform a competitive market analysis and recommend a methodology for setting a relative total stockholder return goal.

        After members of the Compensation Committee reviewed various indices to benchmark performance and further discussed these with the independent members of the Board, on Watson Wyatt's recommendation the Compensation Committee selected the NASDAQ Industrial Index ("Index") as the index against which performance should be measured because the Company and its peers are included in the Index and the Index is specific enough to benchmark performance while being large enough to provide stable results for total stockholder return. In addition, the Index provides a challenging benchmark for performance, especially at the upper range of total stockholder return. After considering Watson Wyatt's analysis, the Compensation Committee conditioned vesting of the performance-based restricted stock on achieving the 75th percentile of stockholder returns of all the companies in the Index, given the size of the grant and the Compensation Committee's desire that the grant only reward superior performance. In addition, the Compensation Committee limited the mandatory acceleration of vesting of the performance-based restricted stock in the event of a change in control to a portion of the award (180,000 unvested shares) if there is a change in control before March 31, 2009, but reserved the ability to recommend that the independent members of the Board provide for the vesting of additional shares of restricted stock in connection with such change in control.

Amendments to Employment Agreements with the Company's Executive Officers

        On March 25, 2008, the Company entered into amendments to its employment agreements with Ms. Goldstein and Messrs. Krauss and Dale.

        Ms. Goldstein's employment agreement, dated July 17, 2007, was amended to provide that effective as of March 25, 2008, her salary is increased to $500,000 and will be subject to annual review by the Compensation Committee of the Board which could increase her salary at its discretion from time to time. On March 25, 2008, the Compensation Committee of the Board also awarded a special bonus to Ms. Goldstein in the amount of $163,008 in recognition of her overall strong performance during the 2007 fiscal year, a significant portion of which was in her capacity as the Company's Chief Financial Officer.

        Mr. Krauss's employment agreement, dated February 28, 2007, was amended to provide that:

  •
  the initial term of the employment agreement is extended until October 31, 2010;

  •
  effective as of March 12, 2008, his salary is increased to $500,000;

  •
  he will no longer receive a car allowance;

  •
  if his employment is terminated by the Company without cause (including his resignation following certain events that will be deemed a termination without cause), he will be entitled to a lump sum payment within 30 days following the date of termination in an amount equal to the sum of: (i) 1.5 times his salary; (ii) 1.5 times his target bonus for the year of termination; (iii) (x) if the termination occurs during the first two quarters of the Company's fiscal year, a pro-rata portion of his target bonus for the year of termination, or (y) if the termination occurs during the last two quarters of the Company's fiscal year, his target bonus for the year of termination; and (iv) all unpaid bonuses for the prior full fiscal year, if any, that would have been paid but for such termination; except, that if the termination occurs prior to January 1, 2009, then the amount equal to the payments he would have been entitled to receive prior to this amendment (such amount, the "Pre-Amendment Severance Amount"), will be payable as follows: (A) any portion of the Pre-Amendment Severance Amount that would have been payable during calendar year 2008 will be payable in equal installments during 2008, and (B) the remaining portion of the Pre-Amendment Severance Amount will be payable in a lump sum payment on the later of January 1, 2009 or the 30th day following the date of such termination;

  •
  if the Company provides notice that it will not renew the term of the employment agreement, he will receive an amount equal to the sum of (i) his salary, (ii) his target bonus for the year of termination and (iii) all unpaid bonuses for the prior full fiscal year, if any, that would have been paid but for such non-renewal by the Company, paid in a lump sum in the calendar year in which the term will expire;

  •
  if his employment is terminated due to his suffering a disability, he will receive a pro-rata portion of his target bonus for the year of termination;

  •
  if his employment is terminated by the Company without cause (including his resignation following certain events that will be deemed a termination without cause) or due to his suffering a disability, or if the Company provides notice that it will not renew the term of his employment agreement, all of his outstanding stock options and shares of restricted stock will vest as of the date of such termination and, as applicable, become immediately exercisable;

  •
  he will be eligible to participate in the Company's equity compensation program at a level commensurate with other executive officers of the Company, with any grants of restricted stock vesting as follows: 50% subject to time-based vesting over three years and 50% subject to performance-based vesting over three years; and

  •
  the date by which either party must provide a notice of non-renewal is extended to 90 days prior to the end of the then current term.

        Mr. Krauss's employment agreement was also amended to comply with Section 409A of the Internal Revenue Code, including delaying payments following a separation from service to the extent required thereunder, and to clarify certain other provisions in the employment agreements.

        In addition, the employment agreements with both Ms. Goldstein and Mr. Krauss were amended to provide that they will each receive a gross-up payment to indemnify them for the effect of any excise tax imposed by Section 4999 of the Internal Revenue Code in connection with amounts and benefits they receive in connection with a change in control of the Company, except that if the total amount payable to them in connection with the change in control does not exceed 115% of the maximum amount that could be paid to them without application of any excise tax, then the total amount payable to them in connection with the change in control will be reduced so that no excise tax is imposed, and the gross-up payment will not be made.

        The foregoing description of the amendments to Ms. Goldstein's and Mr. Krauss's employment agreements are qualified in their entirety by reference to such amendments which are filed as exhibits to the Company's Current Report on Form 8-K, filed with the SEC on March 26, 2008, and which amendments are incorporated herein by reference.

        Mr. Dale's employment agreement, dated November 15, 2007, was amended to provide for certain entitlements if his employment is terminated for cause or without cause. For more information on Mr. Dale's employment agreement, dated November 15, 2007, and the amendment to his agreement, dated March 25, 2008, please refer to Mr. Dale's employment agreement, dated November 15, 2007, which has been filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2007, and Mr. Dale's employment agreement amendment, dated March 25, 2008, which has been filed as an exhibit to the Company's Current Report on Form 8-K, filed with the SEC on March 26, 2008, respectively, which agreement and amendment are incorporated herein by reference.

Background to Proposals by Electronic Arts Inc.

        The following section provides a summary of the substantive communications with respect to the proposals by EA to acquire all of the shares of Common Stock of the Company (i) between the Company and EA and (ii) among the members of the Board, the Company's senior management and the Company's financial and legal advisors.

        Following an inquiry initiated by the Company with respect to a possible business relationship or strategic transaction between the Company and EA, on March 16, 2007, EA and the Company entered into a nondisclosure agreement. After execution of the nondisclosure agreement, in March 2007, EA conducted a due diligence review of the Company, including in-depth analyses of its operational, financial and legal condition. In addition, during that time, the Company and EA engaged in negotiations concerning a potential acquisition of the Company by EA. Prior to any agreement being reached regarding the terms of an acquisition, such negotiations were terminated by EA on March 26, 2007.

        Following Strauss Zelnick's appointment as Chairman of the Company in March 2007, John Riccitiello, the Chief Executive Officer of EA, and Mr. Zelnick have periodically engaged in discussions regarding the interactive entertainment software business. In several conversations with Mr. Zelnick between April and November 2007, Mr. Riccitiello discussed EA's potential interest in acquiring the Company. At a meeting on December 20, 2007, Mr. Riccitiello told Mr. Zelnick that EA was interested in pursuing an acquisition of the Company in a transaction that would value the Company at a substantial premium to its then current market price. Mr. Riccitiello also stated that EA was prepared promptly to commence due diligence and negotiations with the Company. In early January 2008, Mr. Zelnick responded to Mr. Riccitiello that the Company was not interested in engaging in negotiations at that time, and that he preferred that any discussions regarding a potential acquisition of the Company not occur until after April 29, 2008, the scheduled launch date of Grand Theft Auto IV, a title in the Company's highest selling and most profitable franchise. Prior to delivering his response to Mr. Riccitiello, consistent with his practice, Mr. Zelnick informed the members of the Board and acted with their knowledge and consent.

        On February 6, 2008, Mr. Riccitiello contacted Mr. Zelnick to inform him of EA's interest in potentially acquiring all of the shares of Common Stock of the Company and that the following letter would be delivered to Mr. Zelnick, which letter was delivered that morning.

February 6, 2008

Mr. Strauss Zelnick
Chairman of the Board of Directors
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

Dear Strauss:

        Congratulations on your recent announcement about the release date for Grand Theft Auto IV. I am sure it must feel great to have this important title locked and ready.

        Further to our recent discussions, this letter is to formally express Electronic Arts Inc's. ("EA") interest in acquiring Take-Two Interactive Software, Inc. ("Take-Two") and to propose a transaction in which EA would acquire all of the outstanding shares of Take-Two common stock for $25 per share payable in cash. We are confident we can consummate a transaction quickly, confidentially and on the terms proposed.

        The proposed combination will create significant value for your stockholders. Our offer price provides a substantial premium of 58% over Take-Two's most recent closing price and a 51% premium over Take-Two's 30-day trailing average price. The cash purchase price provides certainty of value to Take-Two's stockholders in today's uncertain economic environment.

        We believe that moving quickly to negotiate and conclude our proposed merger is in the best interest of Take-Two and EA. Waiting for a later date leaves open significant uncertainty regarding the timing, the probability and the value of a potential transaction and is not in the best interests of either company or Take-Two's stockholders.

        We also believe the proposed merger provides an attractive outcome for Take-Two's employees and business partners. We have a powerful product slate for 2008 and beyond with exciting releases planned for many of EA's well-established franchises as well as important new franchises we are launching such as SPORE, Dead Space, Dragon Age and Mirror's Edge. We feel that Take-Two's IP portfolio is well aligned against EA's product footprint and its studios fit well with our decentralized divisional model. Take-Two's creative teams are an essential part of the Take-Two business, and we believe EA would offer a stable and supportive environment for your studios to focus on developing great new games with the backing of a global games industry leader. We believe EA can and will represent the best home for these teams anywhere in the entertainment world.

        We have completed a thorough review of Take-Two's public information and are prepared to move forward immediately to consummate a transaction with minimum disruption to Take-Two. We believe that with adequate access to the necessary information we can complete all required due diligence in approximately 2 weeks. We believe that our due diligence review would require limited access to a small number of senior executives of Take-Two and its legal, accounting and financial advisors. Importantly, no interaction with any of the studio leaders will be required until our other due diligence is completed and the material terms of a transaction are agreed to.

        Considerable time and resources have been put forth in developing this offer, and our Board of Directors has approved its delivery to Take-Two. Our offer is not conditioned on any financing requirement. However, our offer is subject to the satisfactory completion of our due diligence review of Take-Two, the negotiation and execution of mutually acceptable definitive transaction agreements and the satisfaction of customary conditions to be set forth in such agreements.

        We do not intend to make this letter public and our offer will automatically terminate and be withdrawn in its entirety if any portion of this letter, or the existence of discussions between EA and Take-Two relating to a possible business combination, are disclosed to any person other than the directors and officers of Take-Two and its legal and financial advisors.

        We look forward to hearing back from you by the close of business on Friday, February 15, 2008, with a response to our proposal.

        I am available to meet and discuss all aspects of this proposal with you and your Board. If you have any questions, please do not hesitate to contact me. I very much look forward to hearing from you and working with you and the Take-Two team to consummate a successful transaction.

Sincerely,

/s/ John Riccitiello

John Riccitiello
Chief Executive Officer

JSR/dal

        From February 6 to February 14, 2008, Mr. Zelnick discussed this proposal in a series of conversations with the members of the Board and the Company's senior management, as well as at five formal meetings of the Board. In addition to the Board and the Company's senior management, Bear Stearns & Co. ("Bear Stearns") and Lehman Brothers Inc. ("Lehman Brothers"), financial advisors to the Company, and Proskauer Rose LLP ("Proskauer Rose") and Potter, Anderson & Corroon LLP ("Potter Anderson"), legal advisors to the Company, were involved in the discussions. During these formal Board meetings and interim conversations, Mr. Zelnick provided updates about the Company's financial position and prospects. At a meeting on February 14, 2008, following discussion regarding EA's proposal, the Board determined that it was in the best interests of the Company and the stockholders of the Company at that time not to pursue EA's proposal because the proposal was not made at the right time, nor at the right price. In addition, after consulting with and receiving the advice of the Company's financial and legal advisors and management's recommendation, the Board decided to adopt an amendment to the Company's By-laws that would add an "advance notice" provision requiring stockholders to give prior written notice in connection with any proposal to be brought for a vote of stockholders at an annual or special meeting. For the Annual Meeting, the "advance notice" provision required that notice of stockholder nominations and proposals be delivered by February 25,

2008, which was ten days from the date that the amendment to the Company's By-laws was publicly disclosed in a Form 8-K that the Company filed with the SEC which included the actual text of the By-law amendment as an attachment. The Board was advised by its legal counsel that the "advance notice" provision adopted by the Board could potentially have the effect of being an anti-takeover defense. The Board also discussed and evaluated the implementation of a stockholders rights plan. The Board decided not to implement this plan at that time but instead decided it would reconsider its decision if a hostile tender offer were to be commenced. Management had rejected adopting other anti-takeover defenses because it felt that such defenses were not required at that time to protect against a potential hostile tender offer. During this period, the Compensation Committee and the independent members of the Board continued to discuss amendments to the Management Agreement.

        On February 11, 2008, Mr. Riccitiello called Mr. Zelnick and Mr. Zelnick indicated that EA would receive a response to EA's letter by February 15, 2008, the date by which EA requested a response in their letter.

        As previously disclosed in the Company's Current Report on Form 8-K filed on February 15, 2008, on February 14, 2008 (i) the Company entered into the Second Amendment; (ii) the Company entered into separate employment agreements with each of Messrs. Feder and Slatoff pursuant to which Messrs. Feder and Slatoff will be employed as Chief Executive Officer and Executive Vice President of the Company, respectively; and (iii) the Board adopted an amendment to the Amended and Restated By-laws of the Company to add an "advance notice" provision to the By-laws that would require stockholders to give prior written notice in connection with any proposal to be brought for the vote of stockholders at an annual or special meeting. The Board's formal meetings concerning the Second Amendment began in December 2007 following earlier informal discussions among independent Board members and were not initiated as a result of conversations with EA or any other potential acquirer.

        On February 15, 2008, Mr. Zelnick sent a letter to Mr. Riccitiello, the full text of which is set forth below.

February 15, 2008

Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

Dear John:

        Thank you for your letter of February 6, 2008.

        The position of the Board of Directors (the "Board") of Take-Two Interactive Software, Inc. (the "Company") with respect to an acquisition of the Company by Electronic Arts Inc. ("EA") has not changed from that which you and I have previously discussed.

        As part of the Board's stated objective of maximizing shareholder value, we have been and remain open to considering a business combination with interested parties at the right time and the right price. However, the Board has concluded that EA's proposal has not been delivered at a time nor does it contemplate a price which is consistent with this objective.

        On a personal note, I want to thank you for the courtesy reflected in our prior discussions and also your letter. I look forward to getting to know you better in the future.

Sincerely,

/s/ Strauss Zelnick

Strauss Zelnick
Executive Chairman

        On February 19, 2008, Mr. Riccitiello contacted Mr. Zelnick to inform him that the following letter would be delivered, which letter was delivered that morning to Mr. Zelnick.

February 19, 2008

Mr. Strauss Zelnick
Executive Chairman of the Board of Directors
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

Dear Strauss:

        Thank you for your letter of February 15, 2008. While I appreciate its courteous tone and value our ongoing dialogue, I am disappointed that you have rejected Electronic Arts Inc.'s ("EA's") $25 per share cash offer to acquire Take-Two Interactive Software, Inc. ("Take-Two") and declined to engage in the friendly negotiations we proposed. We continue to believe that an acquisition of Take-Two by EA is in the best interests of your shareholders, employees and other constituents, and we remain interested in acquiring Take-Two. So, to further demonstrate our seriousness and encourage you to move forward now, I am writing to increase EA's offer to acquire all of the outstanding shares of Take-Two to $26 per share in cash. This offer is subject to Take-Two agreeing by February 22, 2008 to commence negotiation of a definitive merger agreement and to permit EA to commence a limited due diligence review of Take-Two.

        Our revised all-cash offer represents a 64% premium over Take-Two's most recent closing price and a 63% premium over Take-Two's 30-day trailing average price (based on prices as of market close on Friday, February 15th). We believe our offer represents a unique and compelling opportunity for Take-Two shareholders to maximize the value of their investment in the company, with materially lower risk than if Take-Two proceeds on a stand-alone basis.

        We also believe that the transaction we are proposing represents a uniquely attractive opportunity for Take-Two's creative teams and key employees. EA is a diversified leader with well-established franchises and proven intellectual properties, global reach, and significant financial resources. I know we both agree that Take-Two's talented creative teams deserve a permanent home within a stable and growing publisher that provides these teams an environment to do what they do best—create great games. EA is organized in a four-label model that provides our creative teams the autonomy they need to fully realize their creative ambitions, while also providing a stable and supportive corporate and publishing infrastructure which allows them to best address the global marketplace. We have the resources to make the significant investments in technology and infrastructure needed for the most creative and innovative games in the industry. In short, a combination with EA would provide Take-Two's studios and employees a combination of the right resources for investment and global reach, and the right environment to do their best work.

        We believe that Take-Two's shareholders would not be well-served by any further delay in negotiating and completing the proposed merger. While the videogame industry remains an attractive, high-growth business, the challenges and risks in the business are escalating, and the need for scale is becoming more pronounced. Despite steps taken since March 2007, Take-Two remains dependent on a limited number of titles, and has limited capital resources. In addition, Take-Two faces ongoing financial, legal and operating issues and a very intense competitive environment. Given these factors, we believe it will be increasingly difficult for Take-Two to create sustainable shareholder value and that Take-Two remains exposed to considerable risk of value loss.

        We also believe that any delay in this proposed transaction works against the interest of Take-Two's shareholders, because:

  •
  There can be no certainty that in the future EA or any other buyer would pay the same high premium we are offering today. We place significant value on the ability to close the transaction relatively quickly so that EA's strong publishing and distribution network, including our global packaged goods, online and wireless publishing organizations, can positively impact the catalogue sales of GTA IV and also the launch and sale of titles released later this year. We want to work with you and your team to complete the transaction in time to begin realizing its significant marketplace benefits in advance of this year's holiday selling season.

  •
  We believe Take-Two's current share price already reflects investor expectations for a strong release of GTA IV as well as the longer-term issues that Take-Two faces. Once GTA IV ships, Take-Two will again be dependent on less-popular titles and face increasing challenges to compete with larger and better-capitalized competitors.

  •
  With GTA IV shipping on April 29, development on this important title must now be essentially complete. We believe now is the right time to complete a transaction with minimal disruption for Take-Two.

        We also believe the transaction we are proposing will create value for EA's shareholders. In addition to the top-line benefits noted above, we can achieve bottom-line benefits by combining Take-Two's and EA's corporate and publishing infrastructures and by optimally supporting Take-Two's creative teams and intellectual properties in EA's decentralized label structure.

        Considerable thought, time and resources have been put forth in developing this offer, and our Board of Directors unanimously supports it. Our offer is not conditioned on any financing requirement. It is subject to the satisfactory completion of a due diligence review of Take-Two, the negotiation and execution of mutually acceptable definitive transaction agreements, and the satisfaction of customary conditions to be set forth in such agreements. We are prepared to move forward immediately with formal due diligence and the negotiation and execution of a definitive merger agreement and believe that with adequate access to the necessary information and people, we can complete both in approximately two weeks. We believe that our due diligence review can be completed with minimal disruption, requiring only limited access to a small number of senior executives of Take-Two and its legal, accounting and financial advisors. We also have prepared a draft merger agreement that we can forward to you immediately.

        Our strong preference is to conduct a private negotiation. If you are unwilling to proceed on that basis, however, we may pursue other means, including the public disclosure of this letter, to bring our offer and the compelling value it represents to the attention of Take-Two's shareholders.

        I am available to meet and discuss any and all aspects of this proposal with you and your Board. Again, we believe this proposal represents a unique opportunity to maximize value for Take-Two's shareholders, and that the combined enterprise would be extraordinarily well positioned to build value for our respective customers, employees, developers and other business partners. We hope that you and your Board share our enthusiasm, and we look forward to hearing back from you by February 22.

Sincerely,

/s/ John Riccitiello

John Riccitiello
Chief Executive Officer

JSR/dal

        From February 19 to February 21, 2008, Mr. Zelnick discussed this proposal at two formal meetings of the Board and in a series of conversations with the members of the Board, the Company's senior management, and the Company's financial and legal advisors. The Board also discussed anti-takeover measures again, including the adoption of a stockholders rights plan. The Board decided not to adopt such a plan at that time, but would reconsider its decision if a hostile tender offer were to be commenced. Mr. Zelnick also provided updates about the Company's financial position and prospects. Bear Stearns and Lehman Brothers made a financial presentation to the Board concerning an evaluation of the Company and EA's proposal. As a result of these conversations, the Board determined that it was in the best interests of the Company and the stockholders of the Company at that time not to pursue EA's proposal, because the proposal was not made at the right time, nor at the right price.

        On February 20, 2008, Mr. Riccitiello called Mr. Zelnick and Mr. Zelnick indicated that EA would receive a response to its letter by February 22, 2008, the date by which EA requested a response in their letter. On February 22, 2008, Mr. Zelnick sent the following response letter to Mr. Riccitiello:

February 22, 2008

Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

Dear John:

        Thank you for your letter of February 19, 2008. As you know, the Board of Directors (the "Board") of Take-Two Interactive Software, Inc. ("Take-Two" or the "Company") carefully considered Electronic Arts Inc.'s ("EA's") previous offer of $25 per share and concluded that neither the timing of the proposed acquisition nor the price was consistent with the Board's objective of maximizing stockholder value. The Board's rationale for rejecting EA's prior offer is not altered by your decision to increase that offer by four percent.

        I would like to reiterate, in the clearest possible terms, the Board's conviction that this is not the right time for Take-Two to enter into a negotiation to sell the Company. Our organization is keenly focused on the scheduled April 29th launch of Grand Theft Auto IV, and on maximizing the value of the game to the Company and, in turn, our stockholders. It is the Board's strongly held view that beginning strategic discussions now would distract our Company and thereby threaten the value of this key franchise.

        While I understand that you may disagree with the Board's reluctance to commence discussions immediately, the Board and I want to assure you that our concerns about timing are genuine. Potential negative financial consequences to Take-Two are significant and we believe outweigh the benefits of commencing discussions at this time. As you know, there is no certainty that EA will actually close on the proposed transaction on mutually agreeable terms, especially since you have proposed a price that we would not accept and have qualified your offer by a diligence request. Moreover, as we have all seen time and again, the process surrounding acquiring a public company from start to finish is complex, uncertain, intrusive and distracting, and we believe it would be especially so to the creative artists at the core of our business and to all those who may be displaced by a transaction.

        While the Board is convinced that discussions at this time would be imprudent, we also appreciate the potential benefit of a frank and private dialogue with EA. To that end, the Board would be willing to commit to entering into a good-faith discussion with EA on April 30, 2008 to determine if we can reach common ground on the proper value of the Company and therefore an appropriate, mutually beneficial transaction. This would, of course, be subject to both parties reaching a mutually acceptable confidentiality agreement on customary terms. We are prepared to begin negotiating this confidentiality agreement immediately.

        In order to alleviate any concerns you may have about the proposed starting date for these discussions, I would be pleased to meet with you privately as soon as possible to talk on a general basis. In addition our Board would confirm, subject to its fiduciary duties, that from now until April 30, 2008 (the "Quiet Period"), the Company will not pursue negotiations with any other potential strategic partner for a business combination unless we have first contacted you. Further, if the Company receives any bona fide offer to acquire the Company during the Quiet Period that the Board decides to explore, the Company will immediately inform EA and we understand that EA may then act as it sees fit.

        I would like to note that if EA chooses to announce publicly the Board's proposal or announce any offer by EA to acquire the Company during this Quiet Period or if the contents of this letter become publicly available in sum and substance, the Company will consider all of its alternatives, including discussions with other parties, and further we will reserve the right to refuse to provide EA access to information or diligence.

        John, I believe I know you well enough to rely on your considering this proposal in the same good faith we have in making it. I look forward to your favorable response.

Sincerely,

/s/ Strauss Zelnick

Strauss Zelnick
Executive Chairman

        Following receipt of Mr. Zelnick's letter of February 22, 2008, Mr. Riccitiello and Mr. Zelnick spoke by telephone. On this call, Mr. Riccitiello explained that he felt it was in the Company's best interest promptly to engage in negotiations and conclude a sale of the Company to EA, and that any delay could result in a reduction in the price EA might be willing to pay for the Company. Mr. Zelnick responded that he felt that EA's $26.00 per share offer price was too low and that it was not the right time for the Company to enter into negotiations due to the Company's scheduled April 29, 2008 launch of Grand Theft Auto IV, a title in the Company's highest selling and most profitable franchise. On February 24, 2008, Mr. Riccitiello contacted Mr. Zelnick to advise him that EA had considered Mr. Zelnick's request that EA delay negotiations until after April 29, 2008 and that such delay was not acceptable to EA. When Mr. Zelnick confirmed that the Company was not prepared promptly to engage in negotiations towards potentially entering into a definitive transaction, Mr. Riccitiello stated that, in view of this response, EA would publicly announce its $26.00 per share proposal of February 19, 2008. At approximately 2:00 p.m., eastern time, on February 24, 2008, EA issued a press release indicating that it had made a proposal to acquire all of the outstanding shares of the Company at a price of $26.00 per share in cash. Included within the press release was a copy of the February 19, 2008 letter set forth above.

        Later in the day on February 24, 2008, the Company issued a press release in response to EA's proposal stating that the Board had thoroughly reviewed EA's proposal with the assistance of its independent financial and legal advisors and concluded that the proposal was inadequate in multiple respects and not in the best interests of the Company's stockholders. The press release set forth the four letters described above.

        As previously disclosed in the Company's Current Report on Form 8-K filed on March 7, 2008, on March 3, 2008, the Compensation Committee of the Board of the Company adopted the Take-Two Interactive Software, Inc. Change in Control Employee Severance Plan (the "Severance Plan"). The Severance Plan provides that all employees of the Company and its affiliates on the date of a change in control will be entitled to receive certain payments and benefits if their employment is terminated under certain circumstances following a change in control, except that individuals providing services to the Company pursuant to the Management Agreement will not be eligible to receive benefits under the Severance Plan. The individuals providing services under the Management Agreement include Messrs. Zelnick, Feder and Slatoff.

        As previously reported in the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2008, on March 7, 2008, Patrick Solomon, a stockholder of the Company, filed a purported class action complaint in the Court of Chancery of the State of Delaware against the Company and certain of its officers and directors.

        On March 13, 2008, EA issued a press release announcing a tender offer by its wholly owned subsidiary for all of the currently outstanding shares of Common Stock of the Company (the "Tender Offer") for $26.00 in cash, and EA filed a Tender Offer Statement on Schedule TO commencing the Tender Offer.

        Later in the day on March 13, 2008, the Board and senior management of the Company met to discuss the Tender Offer and the Company's response. In addition to the members of the Board and senior management, present at the meeting were representatives of Bear Stearns, Lehman Brothers, Proskauer Rose and Potter Anderson. The Board, together with its advisors, engaged in substantial discussions regarding the Tender Offer, including its implications under Delaware law and possible courses of action available to the Company, including the adoption of a stockholders rights plan. Representatives of Proskauer Rose and Potter Anderson reviewed with the Board its fiduciary duties in the context of the Tender Offer. The Board discussed with its advisors the preparation of this supplement. The Board authorized the issuance of a "stop-look-and-listen" press release which sets forth the Board's recommendation that the stockholders take no action at the moment in response to the Tender Offer and that, consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, the Board would review and consider EA's Tender Offer, and within 10 business days, advise the Company's stockholders of its position regarding the Tender Offer as well as its reasons for that position. In addition, senior management also authorized an e-mail to employees regarding the Tender Offer and the Company's "stop-look-and-listen" press release.

        On March 16, 2008, the Board and senior management of the Company, together with the Company's legal and financial advisors, discussed this supplement and authorized its filing.

        On March 20, 2008, the Board and senior management of the Company met with representatives of Bear Stearns, Lehman Brothers, Proskauer Rose and Potter Anderson. At this meeting, the Board received an updated financial analysis regarding the Tender Offer from Bear Stearns and Lehman Brothers. Bear Stearns and Lehman Brothers rendered oral opinions, which were subsequently confirmed in writing, to the Board to the effect that, as of that date and subject to certain assumptions, qualifications and other considerations set forth in their respective written opinions, the consideration of $26.00 net per share in cash that has been offered pursuant to the Tender Offer was inadequate, from a financial point of view, to the stockholders of the Company. You are urged to read these opinions, which are attached as exhibits to the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will be filing with the SEC, in their entirety. After a full discussion with the Board members, including consultation with its financial and legal advisers, the Board determined that the Tender Offer is inadequate and not in the best interests of the stockholders of the Company. The Board determined that it would recommend to the stockholders of the Company that the Tender Offer be rejected.

        On March 24, 2008, the Board and senior management of the Company met with representatives of Bear Stearns, Lehman Brothers, Proskauer Rose and Young Conaway Stargatt & Taylor, LLP, Delaware co-counsel to the Company. At this meeting, the Board approved an amendment to the Company's By-laws to permit certain stockholders of the Company to nominate persons for election to the Board or to propose any business to be considered at the Annual Meeting. The Board also changed the date of the Annual Meeting from April 10, 2008 to April 17, 2008. In addition, representatives of Bear Stearns made a presentation to the Board regarding the financial aspects of the stockholders rights plan and reviewed the valuation of the stockholders rights plan discussed at prior meetings. In consultation with its financial and legal advisers, the Board reaffirmed that the Tender Offer is inadequate and not in the best interests of the stockholders of the Company. The Board also reaffirmed its decision to recommend to the stockholders of the Company that the Tender Offer be rejected. The Board also discussed, and upon the recommendation of the Governance Committee adopted, a stockholders rights plan, a summary of which is set forth below. The Board authorized the issuance of a press release and the filing of a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC setting forth the recommendation of the Board that the Tender Offer be rejected.

Stockholders Rights Plan

        On March 24, 2008, the Board adopted a stockholders rights plan and declared a distribution of one right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on April 7, 2008 (the "Rights Record Date") and for each share of Common Stock issued (including shares of Common Stock issued from the Company's Treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the

Company one one-thousandth of a share (a "Unit") of Series B Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $42.50 per Unit, subject to adjustment (the "Purchase Price"). As described below, the Board has committed to redeem the Rights 180 days after the date of the adoption of the stockholders rights plan.

        The description and terms of the Rights are set forth in a Stockholders Rights Agreement, dated as of March 24, 2008 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company (the "Rights Agent"). Copies of the Rights Agreement and the Certificate of Designation for the Preferred Shares have been filed with the SEC as exhibits to a Registration Statement on Form 8-A dated March 26, 2008. This summary description of the Rights and Preferred Shares does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference. Capitalized terms in this section and defined in the Rights Agreement and not otherwise defined in this section shall have the meaning set forth in the Rights Agreement.

  The Stockholders Rights Agreement

        Initially, the Rights will attach to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the shares of Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person," or (ii) either (x) with respect to any tender or exchange offer not pending on the date of the execution of the Rights Agreement, 10 business days (or such later date as may be determined by the Board prior to such time as any person becomes an Acquiring Person) following the commencement of a tender or exchange offer that would result in a person or group of affiliated and associated persons beneficially owning an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (the "Voting Securities") or (y) with respect to any tender or exchange offer pending on the date of the Rights Agreement, simultaneously with the acceptance for payment of the shares of Common Stock tendered pursuant to such tender offer if, upon consummation thereof, such person would be the beneficial owner of Voting Securities representing 20% or more of the total Voting Securities then outstanding. Until the Distribution Date, (i) the Rights will be evidenced by certificates for shares of Common Stock and will be transferred with and only with such share certificates, (ii) new certificates for shares of Common Stock issued after the Rights Record Date (including shares of Common Stock distributed from the Company's treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

        An "Acquiring Person" is a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Voting Securities. The following, however, are not considered Acquiring Persons: (1) the Company, its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity holding shares of Voting Securities pursuant to the terms of any such plan; (2) any person or group that becomes the Beneficial Owner of 20% or more of the total voting power represented by all the then outstanding Voting Securities solely as a result of the acquisition of Voting Securities by the Company, unless such person or group thereafter acquires beneficial ownership of additional Voting Securities; (3) subject to certain conditions set forth in the Rights Agreement, a person or group that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 20% or more of the total voting power represented by all the then outstanding Voting Securities; and (4) subject to certain conditions set forth in the Rights Agreement, any person or group that would otherwise be deemed an Acquiring Person upon adoption of the Rights Agreement (a "Grandfathered Stockholder"). Except as provided in the

Rights Agreement, a person or group that is a Grandfathered Stockholder will cease to be a Grandfathered Stockholder and will become an Acquiring Person if, after adoption of the Rights Agreement, such Grandfathered Stockholder acquires beneficial ownership of additional Voting Securities in excess of two percent of the number of shares of Common Stock outstanding as of March 24, 2008.

        The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on the third anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of shares of Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

        If a person or group of affiliated or associated persons becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, Preferred Shares, other securities, cash, property or a combination thereof) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Preferred Shares issuable upon exercise of a Right prior to the events described in this paragraph.

        Notwithstanding any of the foregoing, following the time any person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its Affiliates or Associates will be null and void.

        In the event that, at any time after a person or group becomes an "Acquiring Person," (i) Take-Two is acquired in a merger or other business combination with another company and Take-Two is not the surviving corporation, (ii) another company consolidates or merges with Take-Two and all or part of the shares of Common Stock are converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of Take-Two and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.

        The Purchase Price payable, and the number of Preferred Shares (or other securities, as applicable) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to the holders of the Preferred Shares of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in the Preferred Shares) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. The Company is not required to issue fractional Preferred Shares (other than fractional shares that are integral multiples of one one-thousandth of a share). In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Shares prior to the date of exercise.

        At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right, rounded up to the nearest whole cent (subject to adjustment in certain events) (the "Redemption Price"). Immediately upon the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held. The Board has committed to redeem the Rights 180 days after the date of the adoption of the stockholders rights plan.

        At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before any such Acquiring Person becomes the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock (or under certain circumstances one Unit of Preferred Shares or equivalent preferred stock) per Right (subject to adjustment in certain events).

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration).

        Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, or inconsistency or to make any other changes that the Board may deem necessary or desirable. After any person or group of affiliated or associated persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person).

  Description of Preferred Shares

        The Preferred Shares that may be acquired upon exercise of the Rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation.

        Each Preferred Share will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 1,000 times the aggregate per share amount of any cash dividend declared on the shares of Common Stock since the immediately preceding quarterly dividend, subject to certain adjustments.

        In the event of liquidation, the holder of Preferred Shares will be entitled to receive a cash preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 1,000 times the amount paid in respect of a share of Common Stock, subject to certain adjustments.

        Generally, each Preferred Share will vote together with the shares of Common Stock and any other class or series of capital stock entitled to vote on such matter, and will be entitled to 1,000 votes per share, subject to certain adjustments. The holders of the Preferred Shares, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Shares are in arrears in an amount equal to six quarterly dividends thereon.

        In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the aggregate per share amount of stock, securities, cash or other property paid in respect of each share of Common Stock, subject to certain adjustments.

        The rights of holders of the Preferred Shares to dividend, liquidation and voting rights are protected by customary anti-dilution provisions.

        Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the economic value of one Unit of Preferred Shares is expected to approximate the economic value of one share of Common Stock.

  Amendment of Rights

        The terms of the Rights generally may be amended by the Board without the approval of the holders of the Rights, except that from and after such time as the Rights are distributed, no such amendment may adversely affect the interests of the holders of Rights (excluding any interests of any Acquiring Person).

  Extracts from Electronic Arts Inc.'s Offer to Purchase

        The following are extracts from the Offer to Purchase filed as exhibit 99(a)(1)(A) to the Tender Offer Statement on Schedule TO filed by EA with the SEC on March 13, 2008. The Offer to Purchase is an all cash offer for all of the outstanding shares of Common Stock of the Company at a purchase price of $26.00 net per share by EA08 Acquisition Corp., a wholly owned subsidiary of EA. References to pages in this section are references to the corresponding page numbers in the Offer to Purchase. In the extracts below, all references to "Purchaser," "we," "us," or "our" are to EA08 Acquisition Corp.; all references to "Parent" or "Electronic Arts" are to Electronic Arts Inc. and all references to "Take-Two" or the "Company" are to Take-Two Interactive Software, Inc. The documents relating to the Tender Offer, including the Offer to Purchase, a related Letter of Transmittal, certain other Tender Offer documents and the Schedule TO, as each may be amended from time to time, contain important information and stockholders of the Company are strongly advised to carefully read these materials in their entirety. Documents relating to the Tender Offer are filed with the SEC and may be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.

  [Cover Page to Offer to Purchase]:

  "THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER AT LEAST THE NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE 'SHARES'), OF TAKE-TWO INTERACTIVE SOFTWARE, INC. ('TAKE-TWO' OR THE 'COMPANY'), WHICH, TOGETHER WITH THE SHARES THEN OWNED BY ELECTRONIC ARTS INC. ('ELECTRONIC ARTS' OR 'PARENT'), A DIRECT PARENT OF EA08 ACQUISITION CORP. ('PURCHASER'), AND ITS SUBSIDIARIES (INCLUDING PURCHASER), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY-DILUTED BASIS, (II) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RESTRICTIONS ON BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS SET FORTH IN SECTION 203 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (III) TAKE-TWO HAVING ENTERED INTO A MERGER AGREEMENT WITH ELECTRONIC ARTS AND PURCHASER PROVIDING FOR THE CONSUMMATION OF THE OFFER AND A SECOND STEP MERGER AS CONTEMPLATED BY THIS OFFER TO PURCHASE ON TERMS SATISFACTORY TO ELECTRONIC ARTS AND PURCHASER IN THEIR REASONABLE JUDGMENT, INCLUDING REPRESENTATIONS AND WARRANTIES THAT ARE REASONABLY SATISFACTORY TO ELECTRONIC ARTS AND PURCHASER AND ARE NOT SUBJECT TO ANY EXCEPTIONS THAT REFLECT FACTS, CIRCUMSTANCES OR CONDITIONS THAT WOULD RESULT IN A FAILURE TO SATISFY ANY OTHER CONDITION TO THE OFFER AND (IV) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE 'INTRODUCTION' AND 'THE OFFER—SECTION 14—CONDITIONS OF THE OFFER', WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER."

  "AS DISCLOSED IN TAKE-TWO'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 10, 2008, THE COMPANY HAS SUBMITTED TO ITS STOCKHOLDERS A PROPOSAL TO AMEND THE COMPANY'S INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THAT PLAN BY 2,000,000 SHARES AND TO PERMIT THE ISSUANCE OF AWARDS UNDER SUCH PLAN TO CONSULTANTS, INCLUDING 1,500,000 SHARES OF RESTRICTED STOCK TO ZELNICKMEDIA CORPORATION. IN THE EVENT THAT THE STOCKHOLDERS OF THE COMPANY APPROVE THIS PROPOSAL, PURCHASER INTENDS TO AMEND THE OFFER TO REDUCE THE PURCHASE PRICE TO $25.74 NET PER SHARE. IF SUCH AN AMENDMENT IS MADE, PURCHASER WILL EXTEND THE OFFER TO THE EXTENT REQUIRED BY RULE 14E-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED."

  "ELECTRONIC ARTS AND PURCHASER INTEND TO CONTINUE TO SEEK TO NEGOTIATE THE ACQUISITION OF TAKE-TWO BY ELECTRONIC ARTS AND THE OFFER IS CONDITIONED ON ELECTRONIC ARTS AND PURCHASER ENTERING INTO A MERGER AGREEMENT WITH TAKE-TWO. SUBJECT TO APPLICABLE LAW, PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED AND THE OFFER PRICE), INCLUDING FOR PURPOSES OF NEGOTIATING OR ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY. IF REQUESTED BY THE COMPANY, ANY SUCH MERGER AGREEMENT MAY CONTEMPLATE THE TERMINATION OF THE OFFER. IN THE EVENT THAT PARENT, PURCHASER AND THE COMPANY ENTER INTO A MERGER AGREEMENT THAT REQUIRES THAT THE OFFER BE TERMINATED, THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE RIGHT TO RECEIVE THE CONSIDERATION PROVIDED FOR IN SUCH MERGER AGREEMENT."

  [Page 2 to Offer to Purchase]:

  "Take-Two has publicly announced that it is holding its 2008 annual meeting of stockholders on April 10, 2008, to consider certain matters, including, among other matters, the election of directors to Take-Two's Board of Directors and certain amendments to the Company's Incentive Stock Plan as described above. We are not taking any position with respect to any of the matters to be considered at the Take-Two annual meeting."

  [Page 3 to Offer to Purchase]:

  "To the extent we or Electronic Arts determines that a consent solicitation would be necessary or advisable in order to further our objective to acquire Take-Two, we and/or Electronic Arts intend to commence a solicitation of written consents from Take-Two stockholders in order to, among other things, remove each member of Take-Two's board of directors and replace such directors with nominees selected by us to serve as the directors of Take-Two. We would expect that any directors selected by us and/or Electronic Arts would, subject to their fiduciary duties, support our offer and the related merger and take certain actions to enable the offer and the related merger to proceed, including taking action to cause certain conditions of the offer to be satisfied (including negotiating and causing the Company to enter into a merger agreement, if the condition relating to Take-Two's entry into a merger agreement with us and Electronic Arts remains in place)."

  "Neither this Offer to Purchase nor the offer constitutes a solicitation of consents from Take-Two's stockholders. Any solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with all applicable requirements of Section 14(a) of the Exchange Act."

  [Page 10 to Offer to Purchase]:

  "Neither we nor Electronic Arts intends to nominate for election at the Company's 2008 annual meeting of stockholders any persons to serve as directors of the Company. Electronic Arts and we intend, however, if we and/or Electronic Arts deem it necessary or advisable in connection with our proposal to acquire the Company, in accordance with the Company's Restated Certificate of Incorporation, its bylaws and applicable rules and regulations of the Exchange Act, to commence a solicitation of written consents from Take-Two stockholders for the following purposes, among others that we and/or Electronic Arts may choose to include within any consent solicitation we and/or Electronic Arts may undertake: (1) to remove each member of Take-Two's board of directors, (2) to elect nominees selected by Electronic Arts, which we refer to as 'EA Nominees', to serve as the directors of Take-Two and (3) to repeal each provision of the Take-Two bylaws and amendments thereto, if any, adopted after February 14, 2008, and before the effectiveness of the proposals made pursuant to such consent solicitation. Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents from Take-Two's stockholders. Any solicitation will be made only pursuant to separate proxy or consent solicitation materials complying with all applicable requirements of Section 14(a) of the Exchange Act. If we and/or Electronic Arts do undertake the aforementioned consent solicitation, we and/or Electronic Arts will file solicitation materials with the SEC complying with the rules and requirements of the Exchange Act to solicit from Take-Two stockholders consents to undertake the aforementioned actions. Furthermore, if we and/or Electronic Arts undertake a consent solicitation, the granting of a consent will not be a condition to the tender of Shares in the Offer."

  [Pages 31-32 to Offer to Purchase]:

  "Company Board and Stockholder Approval. The timing and details of the consummation of the Offer and the Merger depend on a variety of factors and legal requirements, the number of Shares (if any) acquired by Purchaser pursuant to the Offer, and most importantly, actions of the Company's Board of Directors. In general (other than with respect to short-form mergers, described below), under the [Delaware General Corporation Law], the approval of both the stockholders and the board of directors of a corporation is required to effect a merger of that corporation with or into another corporation. Except in the case of a short-form merger, the Merger can only be effected with the approval of the Company's Board of Directors and the affirmative vote of the holders of at least a majority of the outstanding shares. If the Minimum Condition, the Section 203 Condition, the Merger Agreement Condition, the HSR Condition and the other conditions to the Offer discussed in 'The Offer—Section 14—Conditions of the Offer' are satisfied, a merger agreement providing for the Merger will have been entered into and Purchaser will own Shares representing at least a majority of the outstanding Shares after consummation of the Offer, and will have the voting power necessary to assure approval of the Merger by the Company's stockholders."

  "Purchaser reserves the right to waive the Merger Agreement Condition, although there can be no assurance that it will do so, and Purchaser has not determined whether it would be willing to do so under any circumstances. If Purchaser waives such condition and purchases Shares pursuant to the Offer and if the Minimum Condition has been satisfied, then Purchaser will have the voting power necessary to act by written consent of the Company's stockholders to remove Take-Two's existing directors and replace them with directors that Electronic Arts and Purchaser believe would, subject to their fiduciary duties, support the Merger. Although Purchaser will seek to have the Company consummate the Merger as soon as practicable after consummation of the Offer, because the Merger must be approved by the Company's Board of Directors, the Merger could be delayed if the Company's Board of Directors refuses to negotiate and approve a merger agreement that satisfies the Merger Agreement Condition and the Merger Agreement Condition is waived by Purchaser."

  "Although Electronic Arts and Purchaser currently intend to propose the Merger on the terms described in this Offer to Purchase, if the Company's Board of Directors refuses to negotiate and approve a merger agreement that satisfies the Merger Agreement Condition and the Merger

  Agreement Condition is waived by Purchaser, it is possible that, as a result of substantial delays in Parent's and Purchaser's ability to effect such a transaction, actions the Company may take in response to the Offer, information Parent and Purchaser obtain hereafter, changes in general economic or market conditions or in the business of the Company or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms, and accordingly, under such circumstances, there can be no assurance that the Merger or another merger or business combination between Take-Two, Electronic Arts and Purchaser will occur (and if so, what the timing of such a transaction would be). Purchaser reserves the right not to propose a merger or other similar business combination with the Company or to propose such a transaction on terms other than those described in this Offer to Purchase."

  [Pages 35-36 to Offer to Purchase]

  Conditions of the Offer.

  "Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time, in our sole discretion, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any Shares tendered pursuant to the Offer, and may terminate the Offer, if, in our sole judgment, before the Expiration Date, the Minimum Condition, the HSR Condition, the Merger Agreement Condition or the Section 203 Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase, and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or shall be determined by us to have occurred:"

  [Pages 38-39 to Offer to Purchase]

  ...."(8) (a) pursuant to Section 8 of the Second Amendment, the compensation committee of the Board of the Company shall have failed to recommend to the independent members of the Board of the Company that no additional compensation be paid to ZelnickMedia, ZM Capital LLC and their affiliates in connection with the Offer, the Merger and any other business combination that constitutes a 'Change in Control' (as defined in the Management Agreement) or the independent members of the Board of the Company or the Board of the Company shall have failed to adopt a resolution providing that no such additional compensation shall be payable or (b) if the Company shall have received the Incentive Stock Plan Amendment Approval, the compensation committee of the Board of the Company shall have failed to recommend to the independent members of the Board of the Company and the Board of the Company that no more than 780,000 of the shares of restricted stock of the Company issuable to ZelnickMedia pursuant to the Second Amendment shall vest in connection with the Offer, the Merger and any other business combination that constitutes a 'Change in Control' and that any shares of restricted stock not vesting in connection with the Offer, the Merger and any other business combination that constitutes a 'Change in Control' shall be forfeited without compensation, or the independent members of the Board of the Company or the Board of the Company shall have failed to adopt a resolution to the foregoing effects"

Change in Control Payments

        Under the terms of the Second Amendment, the proposed transaction described in EA's Tender Offer documents, or another transaction with EA if it were to be consummated, would be a change in control but would not be deemed to be an Excluded Transaction (as defined in the Second Amendment), since the proposal was publicly disclosed prior to the date of the Annual Meeting.

        Accordingly, assuming a transaction with EA were to occur, ZelnickMedia would be entitled to the following in accordance with the Management Agreement, as amended:

  •
  All earned but unpaid management fees through October 31, 2012. For the period April 1, 2008 through October 31, 2012, such fees would total $11,458,333 (compared to $2,687,500 under the original Management Agreement through October 31, 2011).

  •
  50% of the $2,500,000 maximum annual bonus would be payable for each future fiscal year through October 31, 2012 (compared to 50% of the $750,000 maximum annual bonus through October 31, 2011 under the original Management Agreement). For the fiscal years ending October 31, 2008 through October 31, 2012, such bonuses would total $5,885,417.

  •
  The immediate vesting of all of ZelnickMedia's unvested stock options. In August 2007, ZelnickMedia was issued 2,009,075 stock options at an exercise price of $14.74 per share pursuant to the Management Agreement entered into on March 30, 2007. As of the date of this supplement, 334,845 of these stock options have vested and 1,674,230 remain unvested. If the Tender Offer is successfully consummated, the vesting of all unvested options would accelerate and ZelnickMedia would be entitled to $22,622,185, an amount equal to the number of stock options issued to ZelnickMedia in August 2007 multiplied by the difference between EA's offer price of $26.00 and the stock option's per share exercise price of $14.74. The difference between EA's offer price of $26.00 and the $14.74 per share exercise price of the options totals $3,770,366 as to the vested options and $18,851,818 with respect to the unvested options.

        These payments amount to an aggregate of $39,965,935. For instance, if the Tender Offer is successfully consummated on November 1, 2008, the management fees payable under the Second Amendment for the four future fiscal years through October 31, 2012 would total $10,000,000, rather than the total of $2,250,000 for the three fiscal years through October 31, 2011 under the original Management Agreement. Similarly, if the Tender Offer is successfully consummated on November 1, 2008, the annual bonus payable to ZelnickMedia for the fiscal years ended October 2008 through 2012 would total $5,885,417 under the Second Amendment, compared to $2,385,417 under the original Management Agreement.

        Under the terms of the Second Amendment and the Restricted Stock Agreements related thereto, if the stockholders approve Proposal 2 at the Annual Meeting, assuming the Tender Offer was to be successfully consummated, immediately prior to the consummation thereof:

  •
  All unvested shares of restricted stock under the Time-Based Award would vest in full.

  •
  180,000 unvested shares of restricted stock under the Performance-Based Award would vest (assuming such transaction were to be consummated prior to March 31, 2009).

  •
  The independent members of the Board would determine in good faith, taking into consideration such factors including, but not limited to, the good faith recommendation of the Compensation Committee, the contributions of ZelnickMedia and its personnel to the Company pursuant to the Management Agreement and otherwise, the number of shares, if any, of the balance of the 720,000 shares of restricted stock subject to the Performance-Based Award that would become vested and cease to be restricted stock in connection with a change in control and any additional compensation, if any, to be paid to ZelnickMedia in connection with the successful consummation of the Tender Offer.

        As a result, under the terms of the Second Amendment, if the stockholders approve Proposal 2 at the Annual Meeting and assuming the Tender Offer was to be successfully consummated, based on EA's offer price of $26.00, ZelnickMedia would be entitled to an aggregate payment of up to

$39,000,000, consisting of (i) $15,600,000 as a result of the vesting of the 600,000 shares of restricted stock granted under the Time-Based Award (or the payment of an equivalent amount in cash if the Tender Offer is consummated prior to the grant of such shares), (ii) $4,680,000 as a result of the vesting of 180,000 shares of restricted stock granted under the Performance-Based Award (or the payment of an equivalent amount in cash if the Tender Offer is consummated prior to the grant of such shares) and (iii) an amount from $0 to $18,720,000, based on the good faith determination of the Compensation Committee and the independent members of the Board of the number of shares, if any, of restricted stock subject to the Performance-Based Award to become vested and cease to be restricted stock in connection with the successful consummation of the Tender Offer. In addition, the independent members of the Board may, based on a good faith determination and the good faith recommendation of the Compensation Committee, award additional compensation to ZelnickMedia in connection with the successful consummation of the Tender Offer.

        In summary, pursuant to the Second Amendment, if the stockholders approve Proposal 2 at the Annual Meeting and assuming the Tender Offer was to be successfully consummated, based on EA's offer price of $26.00, ZelnickMedia would be entitled to an aggregate payment of up to $78,965,935 as well as any additional compensation that may be awarded to them by the Compensation Committee and the independent members of the Board in connection with the successful consummation of the Tender Offer.

        EA's Offer to Purchase provides that EA intends to amend the Tender Offer to reduce its purchase price to $25.74 net per share if stockholders of the Company approve Proposal 2 at the Annual Meeting. EA's Offer to Purchase also provides that the Tender Offer is conditional upon, among other things (i) no additional compensation being paid by the Company to ZelnickMedia, and its affiliates in connection with the Tender Offer or any other business combination constituting a change in control (as defined in the Management Agreement) or (ii) if the stockholders approve Proposal 2 at the Annual Meeting, no more than 780,000 shares of restricted stock of the Company issuable to ZelnickMedia pursuant to the Second Amendment shall vest in connection with the Tender Offer or any other business combination constituting a change in control (as defined in the Management Agreement) and that any shares of restricted stock not vesting in connection therewith shall be forfeited. See above under the heading "Executive Compensation—Employment, Management and Separation Agreements—ZelnickMedia Corporation—Management Agreement—Extracts from Electronic Arts Inc.'s Offer to Purchase—[Pages 38-39 to Offer to Purchase]."

        The Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company since EA's announcement, but no substantive discussions with respect thereto have yet occurred. The Company has not received any bona fide indication of interest in, or offer to enter into, a business combination from a third party that would constitute an Excluded Transaction and has not engaged in any substantive discussions with any party (including EA) with respect to a business combination since the execution of the Second Amendment. Accordingly, as of the date of the filing of this supplement, no Excluded Transaction exists.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING (page 43)

        The Company currently anticipates holding its annual meeting of stockholders for its fiscal year ending October 31, 2008 in April 2009. Accordingly, stockholders who wish to present proposals appropriate for consideration at the Company's annual meeting of stockholders to be held in 2009 must submit the proposal in proper form and in satisfaction of the conditions established by the SEC, to the Company at 622 Broadway, New York, New York 10012 no later than November 8, 2009 in order for the proposal to be considered for inclusion in the Company's proxy statement and form of proxy relating to such annual meeting.

        As provided in the Company's By-laws, for any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the annual meeting of stockholders of the Company to be held in 2009, notice of intention to present the proposal must be received in writing by the Company by no earlier than December 18, 2008 and no later than January 19, 2009. Address all notices of intention to present proposals at the 2009 annual meeting of stockholders to Take-Two Interactive Software, Inc., 622 Broadway, New York, New York 10012, Attention: Investor Relations.

OTHER MATTERS

        In 2005, the Company entered into third-party exclusive licensing agreements with each of Major League Baseball Properties, the Major League Baseball Players Association and Major League Baseball Advanced Media, L.P. ("MLBAM") with respect to the Company's Major League Baseball 2K series of video games. Robert A. Bowman, a director of the Company since April 2007, is the President and Chief Executive Officer of MLBAM. The amount of the licensing fees paid by the Company to MLBAM in the Company's fiscal year ended October 31, 2007 was not material to the Company's financial condition or results of operations. The Company's license agreement with MLBAM was entered into on an arms' length basis.

        Proskauer Rose and Potter Anderson represented ZelnickMedia in connection with the formation of a "group" (as defined in the Securities Exchange Act of 1934) of stockholders of the Company (the "Group"), the execution of a letter agreement, dated as of March 4, 2007, by and among ZelnickMedia and the members of the Group, and the filing by the Group of a Schedule 13D (as amended, the "Schedule 13D") with the SEC on March 7, 2007. The letter agreement provided, among other things, for (i) the Company's engagement of ZelnickMedia to provide financial and management consulting services to the Company, (ii) cooperation among ZelnickMedia and the members of the Group and (iii) an agreement to vote the Company's securities in a way to effect changes in the Board of the Company, in each case as described more fully in a Schedule 13D filed on March 7, 2007. In the Schedule 13D, the Group disclosed its intention to, among other things, attend the Company's annual meeting of stockholders held on March 29, 2007 (the "2007 Meeting") and vote all shares beneficially owned by them (and eligible to be voted by them at the 2007 Meeting) respectively in favor of six director candidates named in the Schedule 13D instead of the Company's incumbent directors. These six director candidates were Michael Dornemann, Ben Feder, John Levy (an incumbent director of the Company), J Moses, Michael Sheresky, and Strauss Zelnick. Proskauer Rose continues to represent ZelnickMedia on matters unrelated to the Company. ZelnickMedia retained separate legal counsel in connection with matters relating to the Company, including the Second Amendment. For more information, see the full text of the Schedule 13D which is available on the SEC's website at www.sec.gov.

        Bear Stearns has previously been engaged by the Company and ZelnickMedia to provide certain investment banking services in matters unrelated to the Tender Offer, for which Bear Stearns has received (or expects to receive) customary fees. Bear Stearns may seek to provide the Company, ZelnickMedia, EA and their respective affiliates with certain investment banking services unrelated to the Tender Offer in the future. In the ordinary course of business, Bear Stearns, its successors and affiliates may hold or trade, for their accounts and the accounts of their customers, the Company's securities and/or the securities of EA and its affiliates and, accordingly, may at any time hold a long or short position in such securities.

        Lehman Brothers has performed various investment banking and financial services for the Company, EA and their respective affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. In the ordinary course of business, Lehman Brothers may actively trade, for its own account and the accounts of its customers, the debt and equity securities of the Company and EA and, accordingly, may at any time hold a long or short position in such securities. Neuberger Berman Inc., an affiliate of Lehman Brothers, owns approximately 5,608,007 shares of Common Stock, as to which shares Lehman Brothers has no voting or dispositive power. In addition, Lehman Brothers has invested in limited partnership interests of affiliates of ZelnickMedia. Messrs. Zelnick, Feder and Slatoff are partners of ZelnickMedia.

        THIS SUPPLEMENT IS NOT A RECOMMENDATION, AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE COMPANY. ON MARCH 13, 2008, EA FILED A TENDER OFFER STATEMENT ON SCHEDULE TO AND RELATED TENDER OFFER MATERIALS WITH THE SEC. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE TENDER OFFER STATEMENT ON SCHEDULE TO, AS EACH MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, EA, THE TENDER OFFER AND RELATED MATTERS. THE COMPANY HAS FILED OR WILL FILE A SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH THE SEC. THE COMPANY'S STOCKHOLDERS SHOULD READ THE SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THIS TENDER OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. FREE COPIES OF THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE SOLICITATION / RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE RELATED AMENDMENTS OR SUPPLEMENTS THERETO ARE OR WILL BE AVAILABLE AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.

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TAKE-TWO INTERACTIVE SOFTWARE, INC. 622 Broadway New York, New York 10012
ANNUAL MEETING OF STOCKHOLDERS To Be Held On April 17, 2008
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 17, 2008